UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)

QuantumSphere, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766K 104

(CUSIP Number)

July 14, 2014

(Date of Event which Requires Filing of this Statement)

August 7, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74766K 104

1)	Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Michael C. Robert

2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5)	Sole Voting Power	2,439,871

	6)	Shared Voting Power	0

	7)	Sole Dispositive Power	2,439,871

	8)	Shared Dispositive Power	0

9)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,439,871

10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)		☐

11)	Percent of Class Represented by Amount in Row 9	10.89% as of August 7, 2014

12)	Type of Reporting Persons (See Instructions)	IN (Individual)

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EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G (“Amendment No. 2”) amends and restates Amendment No. 1 to Schedule 13G filed on August 7, 2014, (“Amendment No. 1”) which amended and restated the Schedule 13G filed by QuantumSphere, Inc. (the “Issuer”) initially filed on behalf of Michael C. Robert (the "Reporting Person") on May 2, 2014. This Amendment No. 2 is being filed in connection with the Reporting Person's disposition of: (i) 348,704 shares of the Issuer's common stock on July 14, 2014, and (ii) warrants to purchase 180,352 shares of the Issuer's common stock on August 7, 2014.

Item 1.	(a)	Name of Issuer:

QuantumSphere, Inc., a Nevada corporation formerly known as Way Cool Imports, Inc. (the “Issuer”)

	(b)	Address of Issuer

2905 Tech Center Drive, Santa Ana, California 92705

Item 2.	(a)	Name of Person Filing:

Michael C. Robert, an individual

	(b)	Address or principal business office or, if none, residence:

c/o QuantumSphere, Inc., 2905 Tech Center Drive
Santa Ana, California 92705.

	(c)	Citizenship:

United States of America

	(d)	Title of class of securities:

Common stock, $.001 par value

	(e)	CUSIP No.:

74766K 104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

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(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,439,871 shares of the Issuer’s common stock as of August 7, 2014

(b)	Percent of class

10.89% of the Issuer's common stock as of August 7, 2014

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,439,871 shares

(ii)	Shared power to vote or to direct the vote

0 shares

(iii)	Sole power to dispose or to direct the disposition of

2,439,871 shares

(iv)	Shared power to dispose or to direct the disposition of

0 shares

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

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Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2014

/s/ Michael C. Robert
Michael C. Robert

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